Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

EXPONENT, INC.

Exponent, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: Paragraph (A) of Article Fourth of the Corporation’s Restated Certificate of Incorporation is hereby amended and restated to read in its entirety as follows:

“(A) This Corporation is authorized to issue two classes of stock, preferred stock and common stock. The authorized number of shares of capital stock is Eighty-Two Million (82,000,000) shares, of which the authorized number of shares of preferred stock is Two Million (2,000,000) and the authorized number of shares of common stock is Eighty Million (80,000,000). The stock, whether preferred stock or common stock, shall have a par value of one-tenth of one cent ($0.001) per share. Effective as of 5:00 p.m. Eastern Time on the date this Certificate of Amendment of the Restated Certificate of Incorporation of the Corporation is filed with the Secretary of State of Delaware, each one (1) share of common stock of this Corporation outstanding, and each one (1) share of common stock held in this Corporation’s treasury, shall, automatically and without any action on the part of the respective holders thereof, be reclassified, converted and changed into two (2) fully paid and nonassessable shares of common stock, par value of one-tenth of one cent ($0.001) per share, of this Corporation.”

SECOND: The foregoing amendment to the Corporation’s Restated Certificate of Incorporation was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this 28th day of May 2015.

EXPONENT, INC.

By:	/s/ Richard L. Schlenker
Richard L. Schlenker
Executive Vice President, Chief Financial Officer, and Corporate Secretary